Filed by ATII Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: Archimedes Tech SPAC Partners II Co.

Commission File No. 001-42514

Forge Nano, Inc.

Commission File No. 333-295563

Date: September 23, 2026

On September 22, 2026, Forge Nano, Inc. (“Forge Nano”) hosted an Analyst & Investor Update webcast in which the proposed business combination between ATII Holdings, Inc. (“Pubco”), Archimedes Tech SPAC Partners II Co. (“ATII”) and Forge Nano was discussed. The transcript of the webcast is below.

Transcript:

Bryan Baritot: Good morning, and welcome to Forge Nano's Pre-Listing Analyst and Investor Update. My name is Bryan Baritot, Investor Relations Advisor to Forge Nano. Today's discussion will highlight Forge Nano's vision for resilient defense and digital infrastructure, and how its atomic-scale platform is enabling next-generation energy, computing, and advanced industrial systems. We will also highlight the key updates since announcing a proposed business combination in April, including commercial momentum, strategic partnerships, operational milestones, and capital support for the company's next phase of growth.

At this time, all participants are in listen-only mode. Following the prepared remarks, we will open the call for questions from the analyst community. Before we begin, I'd like to remind everyone that today's discussion may include forward-looking statements, including expectations, projections, and assumptions about future performance. These statements are subject to risks and uncertainties, and actual results may differ materially. You should not place undue reliance on such statements. We undertake no obligation to update publicly, any forward-looking statements after this discussion, whether as a result of new information, future events, changes in assumptions, or otherwise. Today's presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any proposed transaction remains subject to regulatory approvals, definitive agreements, and other customary conditions. Investors are encouraged to review all relevant filings with the SEC, including any registration statements, proxy statements, or prospectuses, once available. I'd like to take a moment to introduce today's speakers.

I'm joined today by Paul Lichty, Chief Executive Officer and Co-Founder of Forge Nano. Paul founded Forge Nano as a spin-out from the University of Colorado Boulder in 2011, and pioneered the high-throughput material surface engineering technology that we will be discussing today. We are also pleased to have Michael Kleinberg, Forge Nano's Chief Financial Officer, and Lance Little, Forge Nano's Chief Strategy Officer, joining us today. Michael and Lance will participate in the discussion and will be available during the question and answer session following Paul's presentation. Paul will lead today's presentation, including an update on Forge Nano's Atomic Armor platform, recent commercial and strategic progress, operational milestones in the company's execution roadmap across its semiconductor, battery, and coatings businesses. With that, I'll turn the call over to Paul.

Paul Lichty: Alright, thank you, Bryan, and thanks to everyone for joining today. We're very pleased to give you an update on Forge Nano. We're excited about the pending transaction and the opportunity for us to take our company to the public markets. As we've gone through this process, we often get many questions about how to think about Forge Nano.

Are we an equipment producer? Are we a cell producer? What markets do we sell into? And the best way to think about that, or our response, is really that we are enabling the future of manufacturing. And if you look at the key technologies that are emerging, across humanoid robots and automation, the integration of AI and machine learning to operate factories smarter, to make independent changes based on connected sensors and data. If you look at the desire for our manufacturing base and our supply chains to become circular and have an increased efficiency in the materials, underlying all of that, it comes back to the physics and the chemistry of what we make. And we see our role in that being this atomically precise manufacturing step. This is something that allows us not only to enable and improve in all of these new technologies that are becoming a part of the future of manufacturing, but to then improve and make new products and unlock capabilities and materials that were never known before. Especially in the semiconductor industry, we see a lot of new research, new discussions, talking about the new materials, whether it's moving from silicon to silicon carbide, even diamond wafers. Whether it's talking about replacing copper with new materials that have different properties when you get down to the nanoscale, and these are the properties that atomically precise manufacturing can unlock. These are also the areas where atom-by-atom engineering of those materials can more highly tailor exactly what you want to see in your manufactured product. And all of these future technologies are important for the next generation of manufacturing.

In the U.S., we've seen a multi-decade decline in the amount of manufacturing that we do globally. And there is a large impetus to grow this back, not only because of an over-reliance, securing our supply chains, or continuing leadership in certain technology markets. But, as we build back, it's important to ensure that we are not just trying to replicate the manufacturing technologies, the products that were done 50, 20, even 5 years ago. It's critical that building back in the U.S., rebuilding our manufacturing is done in a way that incorporates these next-gen technologies, and Forge Nano is a key piece of that rebuild. And at Forge Nano, we sell our Atomic Armor platform. It is a technology platform, and this is introduced to the market in multiple ways.

First, we sell equipment. So, for instance, our semiconductor equipment, or our large powder coating equipment. We've worked with several companies to enable and commercialize these products utilizing our specific Atomic Armor or ALD equipment. We develop and coat and commercialize, atomically engineered particles across multiple industries, so we have a coatings-as-a-service business. And then in select markets, where we've been able to get mastery of the products, the supply chain, and the integration of our technology, we even make finished products such as our lithium-ion cells. And these all utilize our Atomic Armor platform so that we can enable both others, ourselves, and customers to take advantage of this next revolution in manufacturing that's bringing about better products. And this is applicable across multiple platforms. Semiconductor is essentially the most advanced material science industry, and it's one that, following Moore's Law, continues to shrink down and require more and more fine details and precise manufacturing. And that's where the market growth and atomic layer deposition as a solution continues to grow, with our unique approach and our Atomic Armor platform really unlocking additional capabilities that have never before been brought to bear.

We have an advanced materials business in which we're enabling and upgrading both more robust, more efficient products, such as magnets, pharmaceuticals, 3D printed metals. Defense and aerospace is one of those key manufacturing bases in which making better products, utilizing the new technologies for that manufacturing is absolutely critical, including keeping and maintaining a U.S. supply chain and leadership in the manufacturing of those products. And last, energy storage, which is becoming more and more critical as companies, countries, individuals are looking to ensure their own energy independence. And to remind everybody why this is such an important technology, and what the key factors are that make this such an undeniable evolution of manufacturing, it comes back to, the atomic layer deposition process, and this is a 60-year-old process, that was invented in Europe. It creates chemistry that allows for atom-by-atom deposition, and that's not the only benefit, but that's very key. Current transistors have dielectric gaps on the order of 6 to 7 atoms. There just aren't other ways to engineer those materials and make those products without getting down to manipulation of individual atoms. And outside of this atom-by-atom process that allows for that thickness control. It's also a process that allows for absolute and complete uniformity on the surfaces that we're coating.

So, for instance, this center picture highlights something that is before been very difficult to replicate. Coating individual particles with discrete surfaces and structures and microscopic fissures, that is almost impossible with any other coating technique, especially when we're talking about atomic scale detail. And with ALD, it is almost perfect for coating these difficult products, with the main problem historically being the speed and the scale. That's what's unique to Forge Nano. We have solved the scaling issue with atomic layer deposition. We've applied that to not only make faster coating systems for semiconductor wafers, but also to do large-scale powder coating, in which billions and billions of particles can now have identical, uniform, fine-tuned engineered surfaces that offer all kinds of benefits, and we'll highlight a number of those in some of the industries that we're in.

The unique innovation is moving from what has been a, what we like to call a laminar flow process in the industry. And this comes out of innovating around that highly controlled, very advanced, technology in the semiconductor market. However, this has natural speed limits when you go this route, and it’s the way to think about trying to do this quickly is as if you were in a city, and it was raining, and one side of the building is gonna get wet, and the other side's gonna be dry. That's what happens with the typical approach when you try to speed that up.

What Forge Nano has innovated around is what we like to call turbulent flow process. This mixes the reactants for this process much faster, it allows for much more uniformity, especially at finer details and high aspect ratio features, and it's the key unlock for a large number of the products that we're bringing to the market today, and into the future. And the way to think about this now is fog in that same city, which it creates uniformity around buildings, it can go under structures, and it creates an absolutely perfect coating, that's unlike anything else that can be produced today.

And with that, it unlocks innovations across manufacturing. And that's how we see ourselves as a company. We are a manufacturing innovation company. We're bringing on that atomically precise technology that is oftentimes as, if not more important than many of the innovations that you see coming to the market today. It simply is much more in its infancy in terms of commercialization, with Forge Nano being the leader of bringing this out to the market. And these are all of the next-generation exciting industries, such as pharmaceuticals and vaccines, quantum computing, magnetics, AI. These are all areas in which improved materials and improved materials science and manufacturing can lead to significant improvements in the performance of those products and efficiencies. And because of the broad applications of this technology, we work with over 50 leading research and development institutions, working with us, working on their own, with our equipment, investigating how to take this revolution in material science and apply it to new products. And so, what's fundamentally underlying the trajectory of this company is a large base of research and development partnerships that are innovating across product lines that we don't even have visibility to today, but that are going to be game-changing products in the future. That's what's very exciting about the company, that's why we've been successful raising grants, building partnerships, is because this is a fundamental shift in manufacturing processes, and it's across the board. And that's what we're excited to be bringing to the market.

So, that's a little bit about where this is going and why this is important. We wanted to provide updates on some of the traction, the news releases, and some new items that we can discuss publicly that we're very excited about. If you remember in our previous discussions, or previous disclosures, we talked about high aspect ratio coatings, and this is extremely important when we're looking at the next generation of semiconductors moving from processes that are typically limited at a 10 to 1 aspect ratio, or basically the diameter to the length type of features. We've been able to work with our turbulent flow process, our commercial semiconductor equipment, and several partners, third-party researchers and partners in the industry, to highlight that with that turbulent flow process for ALD, we can not only achieve ultra-high aspect ratios, such as 1,000 to 1, but we can do that extremely fast. So this is now going from an academic exercise to something that's commercially relevant, and we see applications in things like 3D chiplets and 3D stacking that are critical for bringing energy requirements down for AI data centers.

These are all important technologies that have been waiting on the right new manufacturing unlock to make them uniform, make them at scale, and bring these things to the market. We've opened our Taiwanese office with a number of customers there so that we have fast response and support to customers in Taiwan, which is the leader in semiconductor manufacturing. This allows us to provide a total solution, not just a tool, but the service, the technical know-how, the spare parts that are right on hand. And this is the type of infrastructure that companies need to be competitive within that space. And so we're excited to start seeing Forge Nano take on a global footprint, and be able to offer customers much faster support, and become a real competitor in those global markets.

Additionally, we were able to announce, commercial traction within the photonics industry, and techniques that are utilizing, or processes that are utilizing our techniques in order to bring some of the more advanced next-generation innovations, that we see in the semiconductor industry. With photonics shifting from electrons to photons. There's efficiency gains, there's speed gains, however, these have to be protected, they have to be manufactured, they have to be scaled. The integration of our specific systems into our partners' fabs in Taiwan is a great next step and good commercial validation of the performance improvements that we unlock by replacing existing processes, such as CVD, the ability to take something that is, by itself, an efficiency improvement in photonics, and increase that efficiency further by engineering it down to with that atomic precision. So, unlocking almost a 30% increase in light transmission as compared to the legacy processes. So, this is a great example of utilizing our unique capabilities and precision coatings to take a next-gen technology and take it even further. And this is just scratching the surface of what we can do in these industries.

On the battery side of the business, we announced a key strategic partnership with Samsung. This is a one-of-a-kind relationship within the industry that solves many of the key issues around building out and scaling not just battery production, but moving towards battery production in the U.S., and moving towards battery production in the U.S. of high-performance products that incorporate next-generation technologies. This is something that has been very difficult to do across the U.S., across Europe. And we are very excited to announce a one-of-a-kind partnership here, in which our partnership with Samsung unlocks know-how around Large-scale manufacturing. It unlocks investment partnership, access to supply chain and product recipes and development partnerships to incorporate our Atomic Armor technology into the broader global product set with one of the best producers of lithium-ion batteries in the world. So we see this as a major milestone in the company's timeline in which we are massively de-risking our scaling, execution, product risk, and doing it in a well-thought-out process, well-thought-out manner with the key partners that we have put together.

We also announced how we're moving forward with building out the U.S. supply chain, supporting our key customers in the defense and aerospace industry, the requirements around NDAA for U.S. manufacturing and U.S. supply chain. We announced partnership with Group14 to move forward with their advanced materials, as well as a combination of their materials with an Atomic Armor solution that makes them perform at the peak capabilities of anything that's out there. We've been able to announce achieving ISO 9001 capability on our pilot line in the U.S. This is critical for selling to our customers, and also represents the amount of diligence and process excellence that our team seeks to strive, not only at the scale we're at today, but where we're going tomorrow. This is a maturation step in our manufacturing processes that allow us to incorporate key industry standards and disciplines towards making top-notch products.

We recently also announced a partnership with Voltaiq. This is our battery data partner that we have been working with for many, many years, and we are leveraging the massive amounts of data that are unique to what Forge Nano has collected through over a decade of making lithium-ion batteries, tens and tens of thousands of batteries and data points, incorporating not only different material suppliers, but also our Atomic Armor solution. And we can drive this towards improving our manufacturing processes, our efficiencies, and unlock key next-gen capabilities that may be hidden to individuals and humans, but can be aggregated and visible now to the team through the incorporation of key learnings from AI. We were able to kick off our construction on this facility. This has been a multi-year effort to get to this point, but we have started construction in North Carolina, and this event, that you can see here really is a critical milestone in achieving the build-out and manufacturing, and it's something that we couldn't do without the partnerships, both on the government, our private partners, and key manufacturing partners. This is a facility that serves a key market that is absolutely critical for our long-term, military supply chain.

And finally, we also announced an update on our capital stack. So the amount of interest we've received going through this PIPE process, we increased our PIPE up to $123 million, following a $97 million fundraising in the Series D. So, that puts us in a great position from a capitalization standpoint to execute on all of the key metrics and next generation of tasks that we have to do with this organization to get to the next stage of the company. And so we're excited to see all that traction, and provide those updates.

In addition, some new updates that we're providing here today. We've agreed to make a strategic acquisition of HzO. This is a parylene coating company that will fall under our coatings as a service business, and it gives us both a global footprint, it gives us multiple solutions for this engineered coatings and surface coatings, and it gives us a partnership with a team that's been executing for 12 years, has a great customer base, very attractive market, and consolidates what we had done in the past that was product development, or coatings as a service, into a business unit that will allow us to bring these innovations across, defense, consumer, you name it. We now have a solution set that is unique in the world, and can leverage not just our technology, but the right technology for the right application. So we're excited to be announcing this, and the partnership that this will build and the capabilities that we unlock through this acquisition, are going to allow this company to grow much, much faster in all of these areas, that we talk about as kind of next-gen and future opportunities.

So, with that, we'd like to talk about in our key industries, that's semi battery coatings as a service, where we're at today and where we're headed. And so, for instance, our semiconductor tool business, we sell our 200mm Tephra tool. This tool is capable of much faster speeds, much higher efficiencies, lowering the cost, both the capital costs and the OpEx for fabs that want to integrate ALD into their process. Because of our turbulent flow process, it also unlocks new substrate coating capabilities, high aspect ratio products, etc., that were before not achievable, rather through a lack of uniformity from regular ALD systems, or through a lack of speed and throughput. As you build things atom by atom, if it takes too long, it's not economically viable. And so this puts us in a different class of ALD equipment in that market, and just this year, we've achieved building out and doubling our throughput of and our capabilities to build these systems in our facility in Colorado. And where we're going with this, the future of taking this Atomic Armor, high throughput process is in the 300mm space. This is where more of the next-gen bleeding-edge memory and logic chips exist and reside, and we have been building out our prototype 300mm system, and we'll be able to offer that commercially next year. We see this as a great opportunity, with the install base we have, the service and support groups we're building, so that we have a total solution for these large customers with a commercial 300mm tool, with the proceeds from this fundraising activity, we'll be able to increase our staff, we'll be able to focus in on some of the key process development and product development areas that are needed, expand our footprint, and increase our demoing capabilities for better metrology at 300mm, better testing capabilities, all of the things required to be a serious player in that space, and so we are excited to be moving forward into that, which will unlock a much larger portion of the market for us to address.

On the battery side, with the Samsung agreement, we are a distributor of Samsung cells, and we have access to that product catalog for select markets within the U.S., and we have been developing and selling our own 100% U.S.-made products in conjunction with the Department of War and the Defense Innovation Unit. This is where we're at today, both giving us an ability to meet volume for customers and sell solutions, as well as showcase the next generation of where we're going to be going. This leads into, with our manufacturing facility coming online, the ability to make U.S.-made versions of those Samsung products, utilizing their formulations and supply chains. It gives us the ability to make the batteries the 100% U.S. sourced batteries that incorporate Atomic Armor, and through our development partnership, eventually lead to an integrated product that can be deployed through customers and partners like Samsung, either through licensing, equipment sales, avenues towards revenue. So that is where we are taking the battery space. And through our coatings as a service business, we have a history and track record of providing coatings, unlocking new technologies, such as advanced rocket fuel, implantable devices, metal additive products. These are products that didn't exist with Atomic Armor before, and we've brought to commercialization with our partnership. These are things that are for sale today.

The next generation of where we're able to go with this is focused on a couple of key areas in which we have significant traction on these products, and then by making the acquisition and merger with HzO, getting a global footprint, having a dedicated team, we're going to talk about right now our advancements in pharmaceutical, quantum chips, magnetics, and thrifting rare earths as some of the key next-gen opportunities for us. We've been able to announce a partnership with Nanexa around developing GMP-capable ALD-encapsulated, or Atomic Armor encapsulated products with Nanexa, and this goes beyond Forge Nano's capabilities and partners with one of the leaders in advanced medicine in Europe. And we actually have a, guest speaker today. I'd like to introduce Dr. Mårten Rooth, CTO and co-founder of Nanexa, and Mårten is going to say a little bit about our partnership and his company.

Mårten Rooth: Thank you very much, Paul. It's very nice to be here and to tell you all about why we at Nanexa are so excited about this joint development agreement for large-scale manufacturing equipment that we have just signed with Forge Nano, and also to tell you a bit about Nanexa. So, Nanexa is a pharmaceutical company focusing on drug delivery and drug formulation for long-acting injectables using PharmaShell technology, and that technology is based on atomic layer deposition. And we've been working with this technology platform for over 15 years, refining it, and we have received a lot of interest from large pharma companies from all around the world.

And Nanexa is licensed to manufacture. We produce our own clinical trial material and been inspected several times by Swedish Medical Products Agency. We've conducted clinical trials, tests in humans in both Sweden and in Germany. We have a product portfolio consisting of both proprietary and partnering projects, and one of those such partnering projects is with Moderna, which we signed a license agreement, late last year. Our own programs are in clinical development phase, and right now we are focusing on NEX-22, which is for type 2 diabetes and obesity. And with all of these projects, we try to make the burden of disease less for the patients, and that can be done in many different ways. The handling of medicine, making it possible, for example, to eliminate cold chain, or making it possible to have less frequent dosing, and so on. And less frequent dosing is something that has really attracted a lot of attention recently in the pharmaceutical business, both for convenience, you need less injections, which is, of course, a burden for the patients, but also compliance. Improved compliance can lead to also improved efficacy, and for everyone who has been following the GLP-1 market, you know that efficacy is not only important for the patients, but also for the pharma companies battling for market shares there. So we can, this slide, thank you very much. And this shows, preclinical results, where we can show that we can make, very long depots, up to quarterly depots, and that, of course, makes it possible to have only 4 injections per year for a patient. Of course, this is preclinical simulations from animal data that we have made.

And also, in the NEX-22 projects, we have made a Phase 1 study in patients showing that we can achieve a one-month depot with a GLP-1 compound. And this compound is liraglutide. It's available today for in marketed products, but those products, they need to have daily injections. And what we can achieve with ALD is to replace those 28 injections per month with only one injection, and that really makes a difference to the patients, as we see it. With these very nice results that we have achieved, it's very important for us now to be able to show our partners and our potential customers that these ALD-enabled products can be taken all the way to the market. And, for that, of course, we need CGMP facilities and a quality system, which we have, but we also need commercial-scale ALD manufacturing equipment. And that is exactly the type of equipment that we're going to develop together with Forge Nano in this recently signed Joint Development Agreement. So thank you very much for your attention, and I'll hand it back to you, Paul. Thank you.

Paul Lichty: Alright, thank you very much, Dr. Rooth. We're very excited about this partnership, what can be unlocked through atomic engineering within the space of pharmaceuticals can significantly improve the lives of the patients that need these products significantly improve the adherence and the outcomes of the patients through controlled time release, the medically beneficial zone of drug delivery can be enhanced, and elongated, as was mentioned. Improving patient outcomes, reducing side effects and improving even things like drug stability and lifetime. And so, we're very excited to be partnering with Nanexa jointly developing and improving upon the processes that they've invented and the products that they've developed.

In industries, as I mentioned at the beginning, areas that through these partnerships, we get to advance this technology very rapidly across multiple industries in a way that I don't think is typical in the world today. And so, we're very excited about the next generation of how atomic-scale coatings can improve drug delivery. We're continuing this type of work across, industries such as quantum computing, in which the control and precision of the materials can be directly attributable to reduction in decoherence and noise. This is unlocking higher performance, higher-performing products, and enabling a next generation or a generational leap in computing technology. The capabilities of quantum computing becoming commercial, I think, are sometimes beyond what we can imagine right now, in terms of that processing unlock and the areas in which quantum computing can massively outperform what we use today. And these harken back to materials innovations, and the requirement for more precise, more controlled coatings.

In rebuilding American manufacturing, we start with a bit of a deficit when it comes to raw materials. And because of this, we have to find ways to improve the efficiency of the utilization of those raw materials, and one particular area that we are excited to be working on is in the magnetic space in which incorporating some of these key rare earth elements that are essential for making, high magnetic field permanent magnets. They're essential for making high-temperature stable magnets. They're really essential for the next generation of magnetic motors and controls. By putting these materials in the right place at the exact, precise loadings that are needed to affect these performance improvements, this can unlock up to an 80 or 90% reduction in the need for the use of these critical rare earths, putting our supply chain in a position to be globally competitive, not through additional mining, but through improved efficiency and utilization of those key materials. So, this is where that atomic precision in manufacturing can make generational unlocks in products, improve that efficiency, and put the U.S. in the driver's seat in both performance of those products, innovative new technologies, but not being held back due to supply chain constraints and access to raw materials. So, these are some of the future areas that we're excited to be sharing with everyone here, and part of what gets us excited about the company and where we're headed. And now I'm going to turn it over to our CFO, Mike Kleinberg, to talk about the guidance for this year and going forward.

Mike Kleinberg: Thanks Paul, and good morning everybody. When we talk and when we speak of the financial fortunes of Forge Nano going forward, we largely speak in terms of capacity, what we have in hand today, and what we can deliver today, and what we'll be able to deliver, frankly, in the very near future. We have provided this guidance, based on our current orders, our current and growing pipelines and our current capabilities, which, you know, despite the notion that we were going to use a lot of our coming resources to build on those capabilities, we've, in fact, already launched a number of those efforts to get, capabilities online to meet, the growing demand that we, that we're currently encountering.

As you can see, both, largely dividing our, our current business into, equipment and tool sales in semiconductors, and in, battery cells, we're expecting in 2026, in 2027, totals of $40 million and, and $76 million in revenues coming in for each of those years, and this is before, the Morrisville facility and its 3 gigawatts, are up and operating at any capacity, which we're expecting coming over 2028. Phase 2 is what we are currently building, and the things that we'll be bringing online, hopefully in the very near future. As I said, we've already started developing a lot of these, these items, such as the 300mm tools.

On the semiconductor side, we've also started developing further productive capacities on the semiconductor side at our Thornton headquarters. But we largely look at our prospects in terms of those productive capacities. On the semiconductor side, it's a fairly simple look at a number of tools that we can produce, the revenues that we expect to get on average with those tools. Of course, there is some variability in the revenues per tool, depending on their configurations. And, of course, how the evolution of that pricing continues over time. We have our base, medium, and, and high scenarios here that you can read pretty clearly for yourselves that set some very good expectations for us in our opinions. For the semiconductor side, of course, on the battery revenue assumptions, we look entirely here at our Morrisville facility as it comes up to produce its 3 gigawatts of batteries, about 150 million cells per year on average. And taking into consideration a lot of the interest, the LOIs, the conversations we currently have both with our partners over at Samsung and our expanding network of relationships among defense contractors.

We have, again, our base, medium, and high scenarios that, do vary by price, largely keeping our capacity consistent at that 3 gigawatts capacity, and gets us to, again, some very attractive annual revenue potentials for each of those scenarios. So we really do think that we have some really incredible opportunities ahead of us, obviously in these two areas of semiconductors and battery production without going into what we are starting to draft for things like pharmaceuticals and, and magnetics and the other matters that Paul's been discussing this morning, and those potentials going forward. Paul, back over to you.

Paul Lichty: Alright, thank you, Mike. And with that, we really appreciate everybody joining today. We are excited about the future of the company, we are excited about the future of American manufacturing, and we are very hopeful we conveyed correctly the level of importance, the level of impact, and also the level of inevitability around our Atomic Armor process, and our ability to make this next generation, this future of manufacturing, come to fruition. So, thanks to everybody for joining, and I believe we'll be responding to questions going forward.

Will McKenna: Alright, thank you very much, Paul. So that concludes today's prepared portion of the Forge Nano, Pre-Listing Analyst Investor Update. We're now going to open up the call for questions from the Analyst community. We've got Paul, Mike, Lance available for questions.

So any, analysts that are on the call, if you could use the raise hand function from Zoom, we will take your questions in the order in which they're received. And for those online, we also have a few analysts in the room with us here today, so if I look like I'm talking off-screen, that's who we're talking to. Alright, to give it some time for some questions to come in. Alright, so the first question, from Amit Pandey, can you talk about the profitability of the battery revenue assumptions for the Morrisville scenario?

Paul Lichty: Thank you for the question. We aren't providing guidance on profitability at this point, but we can reference you to the S-4 for any publicly available assumptions that we can provide at this time.

Will McKenna: I've got a question from Gus Richard. Gus, you can unmute yourself to ask the question.

Gus Richard: In the lines of the Morrisville facility, what assumptions are there between Samsung technology batteries and Nano Forge technology-based batteries in terms of those revenues per year?

Paul Lichty: So the production base and the relative ratios are a function of anticipated sales. We're not, in our guidance, making distinction at this point. It's dependent on the off-take eventualities and the discrepancies when the factory's online.

Will McKenna: Thanks, Gus. Do we have any additional questions?

Ryan Pfingst: Yeah, thanks for taking my question, thanks for providing information Paul. With the advantages that your batteries are expected to provide your customers with your advanced technology, do you believe you'll be able to earn a premium on the pricing when you're selling the batteries at Morrisville?

Paul Lichty: We do anticipate multifaceted opportunities for premium. First and foremost is U.S. manufacturing. At the end of the day, the industries that we're targeting have a requirement for that U.S. manufacturing, which we're excited to be able to deliver on. On the performance side, yes, as we've reported in the past, improvements in energy density, cycle life, charge rate, and safety, these are all things that Atomic Armor unlocks for these materials. And so, we do anticipate making a premium product with the ability to charge a premium price point.

Ryan Pfingst: Got it. And then you mentioned the 21 gigawatt-hours of LOIs with customers for battery offtake, is that all Samsung or are there other customers in there? And if there are, what are the customer types?

Paul Lichty: So, that is a composite of several different customers that we had talked to across multiple verticals. We're not guiding to the specific areas other than our desire to service the defense, military, aerospace markets.

Will McKenna: Right. I've got another question from Gus Richard.

Gus Richard: Yes, thanks for taking another question. Just in terms of the silicon photonics.

Will McKenna: Gus, you can take the floor.

Gus Richard: Oh, sorry, can you hear me?

Will McKenna: Yes.

Gus Richard: In terms of the silicon photonics opportunity, you talked about a coating improving transmission. I'm just wondering, you know, have you deployed the tool for that application, and, you know, are you displacing PVD or ion beam deposition?

Paul Lichty: Yeah, thanks for the question. We have deployed the tool, within a fab in Taiwan. We're not at liberty to disclose which one, and yes, we are utilizing ALD to displace what historically has been a CVD encapsulation process, and that's part of how we are both getting improvements in environmental lifetime HASS testing, and that transmission, because we're able to achieve the protection requirements for the product at a much thinner coating level because of the uniformity of our coating, and that unlocks that increase in light transmission.

Will McKenna: Do we have any additional questions? Okay. Well, thank you all for joining us today. We really look forward to our path to be a publicly traded company on Nasdaq. Thank you all for joining, and we look forward to providing additional updates in the near future. Thank you.

Important Information and Where to Find It

In connection with the proposed business combination, Pubco and Forge Nano have filed documents with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a proxy statement of ATII and a prospectus of Pubco, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

Participants in the Solicitation

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, is set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.